Exhibit 99.23

Condensed Consolidated Interim Financial Statements of

INTERMAP TECHNOLOGIES CORPORATION

First quarter ended March 31, 2024

NOTICE: The condensed consolidated interim financial statements and notes thereto for the three months ended March 31, 2024 have not been reviewed by the Company’s external auditors.

INTERMAP TECHNOLOGIES CORPORATION

Condensed Consolidated Interim Statements of Financial Position

(In thousands of United States dollars)

(Unaudited)

	March 31,	December 31,
	2024	2023
Assets
Current assets:
Cash	$2,097	$677
Amounts receivable (Note 16)	455	312
Prepaid expenses	440	311
	2,992	1,300
Prepaid expenses	43	50
Property and equipment (Note 4)	1,087	979
Intangible assets (Note 5)	966	977
Right of use assets (Note 6)	305	381
Investment (Note 7)	849	849
Total assets	$6,242	$4,536
Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities (Note 8)	$4,070	$4,388
Bank loan (Note 9(a))	36	38
Current portion of government loans (Note 9(c))	116	117
Lease obligations (Note 10)	214	257
Unearned revenue	5,214	2,553
Income taxes payable	58	61
	9,708	7,414
Bank loan (Note 9(a))	23	33
Long-term project financing (Note 9(b))	177	182
Long-term government loans (Note 9(c))	241	274
Lease obligations (Note 10)	149	198
Total liabilities	10,298	8,101
Shareholders' deficiency:
Share capital (Note 13(a))	209,462	209,296
Warrants (Note 14)	755	791
Accumulated other comprehensive loss	(153)	(156)
Contributed surplus (Note 13(b))	27,200	26,985
Deficit	(241,320)	(240,481)
Total shareholders' deficiency	(4,056)	(3,565)
Going concern (Note 2(a))
Total liabilities and shareholders' deficiency	$6,242	$4,536

See accompanying notes to condensed consolidated interim financial statements.

INTERMAP TECHNOLOGIES CORPORATION

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31	2024	2023
Revenue (Note 11)	$1,675	$1,963
Expenses:
Operating costs (Note 12(a))	2,251	2,430
Depreciation of property and equipment (Note 4)	111	150
Amortization of intangible assets (Note 5)	78	78
Depreciation of right of use assets (Note (8)	76	80
	2,516	2,738
Operating loss	(841)	(775)
Financing costs (Note 12(b))	(18)	(15)
Financing income	-	3
Gain (loss) on foreign currency translation	20	(24)
Loss before income taxes	(839)	(811)
Income tax expense:
Current	-	-
Loss for the period	$(839)	$(811)
Other comprehensive loss:
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	3	(11)
Comprehensive loss for the period	$(836)	$(822)
Basic and diluted loss per share	$(0.02)	$(0.02)
Weighted average number of Class A common shares - basic and diluted (Note 13(c))	41,785,867	37,693,710

See accompanying notes to condensed consolidated interim financial statements.

INTERMAP TECHNOLOGIES CORPORATION

Condensed Consolidated Interim Statements of Changes in Shareholders’ Deficiency

(In thousands of United States dollars)

(Unaudited)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total
Balance at December 31, 2022	$208,406	$493	$26,603	$(141)	$(236,780)	$(1,419)
Comprehensive loss for the period	-	-	-	(11)	(811)	(822)
Share-based compensation	-	-	74	-	-	74

Balance at March 31, 2023	$208,406	$493	$26,677	$(152)	$(237,591)	$(2,167)

Balance at December 31, 2023	$209,296	$791	$26,985	$(156)	$(240,481)	(3,565)
Comprehensive gain (loss) for the period	-	-	-	3	(839)	(836)
Share-based compensation	-	-	169	-	-	169
Private placement proceeds (Note 13(a))	37	-	-	-	-	37
Issuance costs	(26)	10	-	-	-	(16)
Exercise of warrants	155	(46)	46	-	-	155
Balance at March 31, 2024	$209,462	$755	$27,200	$(153)	$(241,320)	$(4,056)

See accompanying notes to condensed consolidated interim financial statements.

INTERMAP TECHNOLOGIES CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

(In thousands of United States dollars)

(Unaudited)

For the quarters ended March 31,	2024	2023
Operating activities:
Net loss for the period	$(839)	$(811)
Interest paid	(13)	(12)
Income tax refunded	(3)	-
Adjustments for:
Depreciation of property and equipment	111	150
Amortization of intangible assets	78	78
Depreciation of right of use assets	76	80
Share-based compensation expense	126	94
Financing costs	18	15
Changes in working capital:
Amounts receivable	(143)	(573)
Unbilled revenue and prepaid expenses	(123)	(206)
Accounts payable and accrued liabilities	(264)	7
Unearned revenue	2,661	886
Gain on foreign currency translation	(2)	(30)
Cash flows provided by operating activities	1,683	(322)

Investing activities:
Purchase of property and equipment	(219)	(30)
Additions to intangible assets	(67)	(82)
Cash flows used in investing activities	(286)	(112)

Financing activities:
Proceeds from private placement	37	-
Issuance costs	(16)	-
Exercise of warrants	155	-
Payment of lease obligations	(98)	(78)
Repayment of bank loan	(11)	(12)
Repayment of government loans	(33)	(33)
Cash flows provided by financing activities	34	(123)

Effect of foreign exchange on cash	(11)	25
Increase (decrease) in cash	1,420	(532)
Cash, beginning of period	677	843
Cash, end of period	$2,097	$311

See accompanying notes to condensed consolidated interim financial statements.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2024 and 2023	Page 1

1. Reporting entity:

Intermap Technologies ® Corporation (the Company) is incorporated under the laws of Alberta, Canada. The head office of Intermap is located at 385 Inverness Parkway, Suite 105, Englewood, Colorado, USA 80112. Its registered office is located at 400, 3rd Avenue SW, Suite 3700, Calgary, Alberta, Canada T2P 4H2.

Intermap is a global location-based geospatial intelligence company, creating a wide variety of geospatial solutions and analytics for its customers. Intermap’s geospatial solutions and analytics can be used in a wide range of applications including, but not limited to, location-

based information, geospatial risk assessment, geographic information systems, engineering, utilities, global positioning systems maps, oil and gas, renewable energy, hydrology,

environmental planning, wireless communications, transportation, advertising, and 3D visualization.

2. Basis of preparation:

(a) Going concern:

These condensed consolidated interim financial statements have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities and commitments in the normal course of business. During the three months ended March 31, 2024, the Company reported an operating loss of $841, net loss of $839, and positive cash flows from operating activities of $1,683. In addition, the Company has a shareholders’ deficit of $4,056 and negative working capital of $6,716 (current assets less current liabilities) at March 31, 2024.

The above factors in the aggregate indicate there are material uncertainties which may cast significant doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully secure sales with upfront payments, execute on the new foreign government contract award and / or obtain additional financing. There can be no assurance that such plans will be achieved. Failure to achieve one or more of these requirements could have a materially adverse effect on the Company’s financial condition and / or results of operations. The Board of Directors and management continue to take actions to address these issues including exploring options for additional capital, and executing on the material government contract award that began to be recognized during the first quarter of 2024.

The condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern basis was not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2024 and 2023	Page 2

(b) Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 as issued by the International Accounting Standards Board.

The notes presented in these unaudited condensed consolidated interim financial statements include in general only significant changes and transactions occurring since the Company’s last year-end and are not fully inclusive of all disclosures required by IFRS for annual financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2023 (the “2023 Annual Consolidated Financial Statements”).

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and effective as of May 14, 2024, the date the Board of Directors approved the condensed consolidated interim financial statements.

(c) Measurement basis:

The condensed consolidated interim financial statements have been prepared mainly on the historical cost basis. Other measurement bases used are described in the applicable notes.

(d) Use of estimates:

Preparing condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

3. Summary of material accounting policies:

These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods that were used to prepare the Company’s 2023 Annual Consolidated Financial Statements.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2024 and 2023	Page 3

4. Property and equipment:

	Aircraft and engines	Radar and mapping equipment	Furniture and fixtures	Leasehold improvements	Under construction	Total
Balance at December 31, 2023	$379	$285	$2	$11	$302	$979
Additions	-	4	-	-	215	219
Depreciation	(13)	(97)	-	(1)	-	(111)
Balance at March 31, 2024	$366	$192	$2	$10	$517	$1,087

	Aircraft and engines	Radar and mapping equipment	Furniture and fixtures	Leasehold improvements	Under construction	Total
Cost	$10,618	$24,878	$345	$1,081	$302	$37,224
Accumulated depreciation	(10,239)	(24,593)	(343)	(1,070)	-	(36,245)

Balance at December 31, 2023	$379	$285	$2	$11	$302	$979
Cost	$10,618	$24,881	$345	$1,081	$517	$37,442
Accumulated depreciation	(10,252)	(24,689)	(343)	(1,071)	-	(36,355)

Balance at March 31, 2024	$366	$192	$2	$10	$517	$1,087

5 .. Intangible assets:

	Data library	Data library not yet available for use	Total
Balance at December 31, 2023	$336	$641	$977
Additions	-	67	67
Amortization	(78)	-	(78)
Balance at March 31, 2024	$258	$708	$966

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2024 and 2023	Page 4

	Data library	Data library not yet available for use	Total
Cost	$1,035	$641	$1,676
Accumulated amortization	(699)	-	(699)
Balance at December 31, 2023	$336	$641	$977
Cost	1,035	708	1,743
Accumulated amortization	(777)	-	(777)
Balance at March 31, 2024	$258	$708	$966

6. Right of use assets:

	March 31, 2024	December 31, 2023
Beginning Balance	$381	$343
Depreciation	(76)	(314)
New leases	-	352
Ending Balance	$305	$381

7. Investment:

The Company has an investment in a privately held company over which the Company exercises no control or significant influence. The fair value of the investment at March 31, 2024 was estimated using a market-based approach with primarily unobservable inputs, including the comparable enterprise value to revenue multiples discounted for considerations such as the lack of marketability and other differences between the comparable peer group and the privately held company. Revenue multiples were selected from comparable public companies based on, industry, size, target markets, and other factors that the Company considers to be reasonable. The comparable enterprise value to revenue multiple was applied to the trailing twelve months actual revenues of the privately held company to determine the enterprise value of the privately held company. Once the enterprise value of the privately held company was determined the net debt was removed (total debt less cash) and the remaining equity value was allocated to the capital of the privately held company in order of ranking (e.g., preferred shares, common shares). At March 31, 2024, the fair value was estimated to be $849 (December 31, 2023 - $849) and is a level 3 fair value measurement. A 20% change in the estimated value of the investment would impact net income by approximately $170.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2024 and 2023	Page 5

8. Accounts payable and accrued liabilities:

	March 31, 2024	December 31, 2023
Accounts payable	$2,251	$2,430
Accrued liablities	1,802	1,962
VAT payable	17	(4)
	$4,070	$4,388

9. Financial liabilities:

The following table provides a reconciliation of movements of liabilities to cash flows arising from financing activities and balances at March 31, 2024:

	Bank Loan	Project Financing	Government Loans	Lease Obligations (Note 10)	Total
Balance at December 31, 2023	$71	$182	$391	$455	$1,099

Changes from financing activities:
Repayment of bank loan	(11)	-	-	-	(11)
Payment of lease obligations	-	-	-	(98)	(98)
Repayment of government loans	-	-	(33)	-	(33)
Total changes from financing activities	(11)	-	(33)	(98)	(142)

Foreign exchange	(1)	(5)	(1)	2	(5)
Other changes:
Financing costs	2	-	4	11	17
Interest paid	(2)	-	(4)	(7)	(13)
Balance at March 31, 2024	$59	$177	$357	$363	$956

(a) Bank loan:

	March 31, 2024	December 31, 2023
Bank loan	$59	$71
	59	71
Less current portion	(36)	(38)
Long-term portion of bank loan	$23	$33

On August 8, 2022, the Company executed a bank loan in the Czech Republic to finance the purchase of foundation data for 2,500,000 Czech Republic koruna (equivalent $110 thousand). Interest accrues at 10.71% and minimum monthly installment payments of $4 thousand began in December 2022.

(b) Project financing:

Reimbursable project development funds provided by a corporation designed to enable the development and commercialization of geomatics solutions in Canada. The funding is repayable upon the completion of a specific development project and the first sale of any of the resulting product(s). Repayment is to be made in quarterly installments equal to the lesser of 20% of the funding amount or 25% of the prior quarter’s sales. There were no sales of the related products during the three months ended March 31, 2024.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2024 and 2023	Page 6

(c) Government loans:

	March 31, 2024	December 31, 2023
SBA loan	$147	$147
Western Development Canada loan	210	244
	357	391
Less current portion	(116)	(117)
Long-term portion of project financing	$241	$274

i. SBA loan:

On July 17, 2020, the Company received a $150 long-term loan from the Small Business Administration (SBA). Interest will accrue at the rate of 3.75% per annum and payments of $0.7 monthly began twelve months from the date the funds were received. The balance of principal and interest will be payable thirty years from the date of the note.

ii. Western Development Canada loan:

On December 29, 2020, the Company received a $385 (C$494) long-term loan from Western Economic Diversification in Canada. The loan will be repaid in 36 monthly installments that started in January 2023. The loan is non-interest bearing, and therefore the fair value at inception must be estimated to account for an imputed interest factor. The value at inception was determined to be $312, based on the estimated discount rate of 6.07%, and is subject to estimation uncertainty. The resulting discount of $73 was recognized in government grants at December 31, 2020 and will be accreted through interest expense over the term of the loan using the effective interest method.

10. Lease obligations:

The following table presents the contractual undiscounted cash flows for lease obligations which require the following payments for each period ending March 31:

2025	$239
2026	133
2027	35
$407

Interest expense on lease obligations for the three months ended March 31, 2024 was $11 (March 31, 2023 – $6). Total cash outflow for leases was $98 (March 31, 2023 – $78), and $74 (March 31, 2023 – $87) for short-term and low-value operating leases for equipment and office spaces.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2024 and 2023	Page 7

The Company also has contractual undiscounted cash flows for short-term and low-value operating leases for equipment and maintenance that are not on the statements of financial position which require the payments of $256 for the twelve months ending March 31, 2025.

11. Revenue:

Details of revenue are as follows:

For the three months ended March 31,	2024	2023

Acquisition services	$478	$-
Value-added data	255	713
Software and solutions	942	1,250
	$1,675	$1,963
Primary geographical market
United States	$384	$800
Asia/Pacific	497	64
Europe	794	1,099
	$1,675	$1,963
Timing of revenue recognition
Upon delivery	$421	$870
Services overtime	1,254	1,093
	$1,675	$1,963

12. Operating and non-operating costs:

(a) Operating costs:

For the three months ended March 31,	2024	2023
Personnel	$1,374	$1,690
Purchased services & materials(1)	638	571
Travel	33	8
Facilities and other expenses	206	161
	$2,251	$2,430

(1)	Purchased services and materials include aircraft costs, project costs, professional and consulting fees, and selling and marketing costs.

(b) Financing costs:

For the three months ended March 31,	2024	2023
Interest on bank loan	$2	$3
Interest on government loans	4	6
Interest on lease obligations	11	6
Interest on accounts payable	1	-
	$18	$15

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2024 and 2023	Page 8

13. Share capital:

(a) Issued:

	March 31, 2024		December 31, 2023
	Number of		Number of
Class A common shares	Shares	Amount	Shares	Amount

Balance, beginning of period:	41,535,755	$209,296	37,693,710	$208,406
Private placement	120,000	37	3,842,045	1,115
Issuance costs	-	(26)	-	(225)
Exercise of warrants	321,735	155	-	-
Balance, end of period:	41,977,490	$209,462	41,535,755	$209,296

On January 4, 2024, the Company completed a private placement resulting in the issuance of 120,000 Units for aggregate consideration of $37. Each Unit had a purchase price of C$0.50 and consisted of one Class A common share of the Corporation and one Class A common share purchase warrant. Each warrant entitles the holder to purchase one Class A common share at a purchase price of US$0.60 per share for a period of two years from the issue date. The total consideration received was allocated to Share Capital and Warrants on a relative fair value basis. The fair value of the warrants was determined using the Black Scholes pricing model based on the risk-free rate of 3.8%, average expected warrant life of 2 years, share price estimated volatility of 79% and expected dividend payments of Nil. The Company recorded non-cash issuance costs related to this award based on the fair value of the award at the date of the closing of $10, bringing the total costs of the issuance to $26.

During the first quarter of 2024, 321,735 warrants were exercised for consideration of $155.

On December 21, 2023, the Company completed a private placement resulting in the issuance of 1,650,000 Units for aggregate consideration of $621. Each Unit had a purchase price of C$0.50 and consisted of one Class A common share of the Corporation and one Class A common share purchase warrant. Each warrant entitles the holder to purchase one Class A common share at a purchase price of US$0.60 per share for a period of two years from the issue date. The total consideration received was allocated to Share Capital and Warrants on a relative fair value basis. The fair value of the warrants was determined using the Black Scholes pricing model based on the risk-free rate of 4.18%, average expected warrant life of 2 years, share price estimated volatility of 72% and expected dividend payments of Nil. In addition, the Corporation paid finder’s fees of $32 and issued 81,000 warrants to a third party for services rendered in connection with the transaction. The finder’s fee warrants were issued on the same terms as the private placement warrants with an exercise price of US$0.40. The Company recorded non-cash issuance costs related to this award based on the fair value of the award at the date of the closing of $10, bringing the total costs of the issuance to $42.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2024 and 2023	Page 9

On October 20, 2023, the Company completed a private placement resulting in the issuance of 695,000 Units for aggregate consideration of $288. Each Unit had a purchase price of C$0.55 and consisted of one Class A common share of the Corporation and one Class A common share purchase warrant. Each warrant entitles the holder to purchase one Class A common share at a purchase price of US$0.58 per share for a period of two years from the issue date. The total consideration received was allocated to Share Capital and Warrants on a relative fair value basis. The fair value of the warrants was determined using the Black Scholes pricing model based on the risk-free rate of 4.92%, average expected warrant life of 2 years, share price estimated volatility of 73% and expected dividend payments of Nil. In addition, the Corporation paid finder’s fees of $17 and issued 41,700 warrants to a third party for services rendered in connection with the transaction. The finder’s fee warrants were issued on the same terms as the private placement warrants with an exercise price of US$0.58. The Company recorded non-cash issuance costs related to this award based on the fair value of the award at the date of the closing of $7, bringing the total costs of the issuance to $24.

During the third quarter of 2023, the Company completed a private placement resulting in the issuance of 1,497,045 Units for aggregate consideration of $610. Each Unit had a purchase price of C$0.55 and consisted of one Class A common share of the Corporation and one Class A common share purchase warrant. Each warrant entitles the holder to purchase one Class A common share at a purchase price of US$0.59 per share for a period of two years from the issue date. The total consideration received was allocated to Share Capital and Warrants on a relative fair value basis. The fair value of the warrants was determined using the Black Scholes pricing model based on the risk-free rate of 4.70%, average expected warrant life of 2 years, share price estimated volatility of 73% and expected dividend payments of Nil. In addition, the Corporation paid finder’s fees of $35 and issued 48,600 warrants to a third party for services rendered in connection with the transaction. The finder’s fee warrants were issued on the same terms as the private placement warrants with an exercise price of US$0.49. The Company recorded non-cash issuance costs related to this award based on the fair value of the award at the date of the closing of $16, bringing the total costs of the issuance to $51.

(b) Contributed surplus:

	2024	2023
Balance, beginning of period	$26,985	$26,603
Share-based compensation	169	244
Exercise of warrants	46	-
Expiration of warrants	-	138
Balance, end of period	$27,200	$26,985

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2024 and 2023	Page 10

(c) Loss per share:

The calculation of loss per share is based on the weighted average number of Class A common shares outstanding. Where the impact of the exercise of options or warrants is anti-dilutive, they are not included in the calculation of diluted loss per share. The Company has incurred a net loss for each period presented and the inclusion of the outstanding options and warrants in the loss per share calculation are anti-dilutive and therefore not included in the calculation. The underlying Class A common shares pertaining to 794,443 outstanding share options, 3,679,623 restricted share units (RSUs), and 7,397,245 outstanding warrants could potentially dilute earnings.

(d) Share option plan:

The Company established a share option plan to provide long-term incentives to attract, motivate, and retain certain key employees, officers, directors, and consultants providing services to the Company. The plan permitted granting options to purchase up to 10% of the outstanding Class A common shares of the Company. The share option plan was replaced by the Omnibus Incentive Plan at the Annual General Meeting on March 15, 2018 (see Note 14(f)), and all options issued and outstanding at that time will remain until such time they are exercised, expired, or forfeited. As of March 31, 2024, 794,443 share options are issued and outstanding. No additional options will be issued under this plan.

The following tables summarize information regarding share options outstanding:

Weighted average exercise price (CDN) under option price (CDN)

	March 31, 2024		December 31, 2023
	Number of shares under option	Weighted average exercise price (CDN)	Number of shares under option	Weighted average exercise price (CDN)
Options outstanding, beginning of period	794,443	$0.72	801,943	$0.77
Expired	-	-	(7,500)	0.70
Options outstanding, end of period	794,443	$0.72	794,443	$0.72

Options exercisable, end of period	794,443	$0.72	794,443	$0.72

Exercise Price (CDN$)	Options outstanding	Weighted average remaining contractual life	Options exercisable
0.70	623,511	3.03 years	623,511
0.80	170,932	2.63 years	170,932
	794,443	2.94 years	794,443

During the three months ended March 31, 2024 and 2023, the Company recognized $Nil of non-cash compensation expense related to the share option plan.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2024 and 2023	Page 11

(e) Omnibus Incentive Plan: The Omnibus Incentive Plan (Omnibus plan) was approved by the shareholders at the Annual General Meeting on March 15, 2018 and replaces the share option plan, the employee share compensation plan and the director’s share compensation plan, which provided for shares to be issued to employees and directors as compensation for services. The omnibus plan permits the issuance of options, stock appreciation rights, restricted share units and other share- based awards under one single plan.

The maximum number of common shares reserved under the omnibus plan was 3,363,631. Any common shares reserved under the predecessor share option plan related to awards that expire or forfeit will be rolled into the omnibus plan. At the Annual General Meeting on June 29, 2021, shareholders approved replenishment of 997,253 Common Shares reserved for issuance under the omnibus plan. At the Annual General Meeting on June 29, 2023, shareholders approved replenishment of 1,300,000 Common Shares reserved for issuance under the omnibus plan, for a total reserve of 5,660,884. As of March 31, 2024, 794,443 share options and 3,679,623 RSUs are issued and outstanding. In addition, 872,183 Class A common shares were issued during 2018, 125,070 Class A common shares were issued during 2020, and 50,000 shares were issued during 2021 under the plan, leaving 139,565 awards remain available for future issuance.

The following tables summarize information regarding RSUs outstanding:

	March 31, 2024	December 31, 2023
	Number of RSUs	Number of RSUs
RSUs outstanding, beginning of period	3,779,623	2,453,744
Issued	-	1,325,879
Forfeitures	(100,000)	-
RSUs outstanding, end of period	3,679,623	3,779,623

During the three months ended March 31, 2024 and 2023, no RSUs were issued. During the three months ended March 31, 2024, the Company recognized $126 (three months ended March 31, 2023 – $94) of non-cash compensation expense related to the RSUs.

(f) Share-based compensation expense:

Non-cash compensation expense has been included in operating costs with respect to the share options, RSUs and shares granted to employees and non-employees as follows:

For the three months ended March 31,	2024	2023
Employees	$89	$43
Directors and advisors	37	51
Non-cash compensation	$126	$94

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2024 and 2023	Page 12

14. Class A common share purchase warrants:

The following table details the number of Class A common share purchase warrants outstanding at each statement of financial position date:

Grant Date	Expiry Date	Exercise Price		Granted	Number of Warrants Outstanding December 31, 2023	Issued	Expired	Exercised	Number of Warrants Outstanding March 31, 2024
2/11/2022	2/10/2024	US$	0.54	43,500	43,500	-	-	(43,500)	-
3/19/2022	3/18/2024	US$	0.54	88,235	88,235	-	-	(88,235)	-
11/16/2022	11/15/2024	US$	0.45	2,929,900	2,929,900	-	-	(40,000)	2,889,900
11/18/2022	11/17/2024	US$	0.45	259,000	259,000	-	-	-	259,000
12/7/2022	12/6/2024	US$	0.44	265,000	265,000	-	-	(150,000)	115,000
8/10/2023	8/9/2025	US$	0.60	810,000	810,000	-	-	-	810,000
8/10/2023	8/9/2025	US$	0.49	48,600	48,600	-	-	-	48,600
8/16/2023	8/15/2025	US$	0.59	602,500	602,500	-	-	-	602,500
9/5/2023	9/4/2025	US$	0.59	84,545	84,545	-	-	-	84,545
10/20/2023	10/19/2025	US$	0.59	695,000	695,000	-	-	-	695,000
10/20/2023	10/19/2025	US$	0.59	41,700	41,700	-	-	-	41,700
12/21/2023	12/20/2025	US$	0.60	1,650,000	1,650,000	-	-	-	1,650,000
12/21/2023	12/20/2025	US$	0.40	81,000	81,000	-	-	-	81,000
1/4/2024	1/3/2026	US$	0.60	120,000	-	120,000	-	-	120,000
				7,718,980	7,598,980	120,000	-	(321,735)	7,397,245

The following table details the value of the broker and non-broker Class A common share purchase warrants outstanding at each statement of financial position date.

	Non-Broker		Broker		Total
	Number of		Number of		Number of
	Warrants	Value	Warrants	Value	Warrants	Value
Balance at December 31, 2023	7,112,045	$698	486,935	$93	7,598,980	$791

Issued	120,000	10	-	-	120,000	10
Exercised	(190,000)	(16)	(131,735)	(30)	(321,735)	(46)

Balance at March 31, 2024	7,042,045	$692	355,200	$63	7,397,245	$755

Each warrant entitles its holder to purchase one Class A common share.

15. Segmented information:

The operations of the Company are in one industry segment: digital mapping and related services. Revenue by geographic segment is included in Note 11.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(In thousands of United States dollars, except per share information)

(Unaudited)

For the three months ended March 31, 2024 and 2023	Page 13

Property and equipment of the Company are located as follows:

	March 31, 2024	December 31, 2023
United States	$1,015	$923
Europe	71	54
Asia/Pacific	1	2
	$1,087	$979

A summary of sales to major customers that exceeded 10% of total sales during each period are as follows:

Three months ended March 31,	2024	2023
Customer A	$-	$449
Customer B	183	171
Customer C	478	-
	$661	$620

16. Financial risk management:

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, liquidity risk, and capital risk. Management, the Board of Directors, and the Audit Committee monitor risk management activities and review the adequacy of such activities. There have been no significant changes to the Company’s risk management strategies since December 31, 2023.

Amounts receivable as of March 31, 2024 and 2023, consist of:

	March 31, 2024	December 31, 2023
Trade receivables	$423	$283
Other miscellaneous receivables	32	29
	$455	$312

Trade receivables by geography consist of:

	March 31, 2024	December 31, 2023
United States	$84	$90
Europe	331	183
Asia/Pacific	8	10
	$423	$283

An aging of the Company’s trade receivables are as follows:

	March 31, 2024	December 31, 2023
Current	$293	$176
31-60 days	102	80
61-90 days	10	24
Over 91 days	18	3
	$423	$283

The balance of the past due amounts relates to reoccurring customers and are considered collectible.

17. Fair values:

The fair values of the financial assets and liabilities are determined at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

●	Cash, amounts receivable, accounts payable and accrued liabilities and provisions approximate their carrying amounts largely due to the short-term maturities of these instruments.
●	Carrying amount of project financing, bank loan and government loans approximates fair value due to prevailing interest rates and the risk characteristics of the instrument.
●	The fair value of the warrants is estimated using the Black-Scholes option pricing model incorporating various inputs including the underlying price volatility and discount rate.

(a) Fair value hierarchy:

Financial instruments recorded at fair value on the Condensed Consolidated Interim Balance Sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices;

Level 3 – valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.